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Exhibit 12.1

Advanstar, Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor		Advanstar
		For the period from January 1, 2000 through October 11, 2000	For the period from October 12, 2000 through December 31, 2000		Year Ended December 31,
	Year Ended December 31, 1999			Combined 2000
					2001	2002	2003
				(unaudited)
	(dollars in thousands)		(dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes, extraordinary item and accounting change	$(13,458)	$(6,082)	$(29,930)	$(36,012)	($97,043)	($54,544)	($63,419)
Portion of rents representative of interest factor	1,798	1,821	430	2,251	2,476	2,475	2,589
Interest on indebtedness	39,888	38,096	15,219	53,315	68,026	66,543	76,178

Earnings (loss) before fixed charges	28,228	33,835	(14,281)	19,554	(26,541)	14,474	15,348

Fixed charges:
Portion of rents representative of interest factor	1,798	1,821	430	2,251	2,476	2,475	2,589
Interest on indebtedness	39,888	38,096	15,219	53,315	68,026	66,543	76,178

Total fixed charges	41,686	39,917	15,649	55,566	70,502	69,018	78,767

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(13,458)	$(6,082)	$(29,930)	$(36,012)	$(97,043)	$(54,544)	$(63,419)

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  Exhibit 12.1
Advanstar, Inc. Computation of Ratio of Earnings to Fixed Charges/Deficiency In the Coverage of Fixed Charges by Earnings Before Fixed Charges